Annual Shareholder Meeting Results:

The Fund held its annual meeting of shareholders on April 14, 2011. Common and/or Preferred shareholders voted as indicated below:

								Withheld
					Affirmative 		Authority
Election of Bradford K. Gallagher
Class II to serve until 2014 		 60,666,996 		1,378,481
Re-election of James A. Jacobson*
Class II to serve until 2014 		      5,084 		      220
Election of Alan Rappaport*
Class I to serve until 2013 		      5,086 		      218

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica, Hans W. Kertess, John C. Maney+ and William B. Ogden, IV continued to serve as Trustees of the Fund.

* Preferred Shares Trustee
+ Interested Trustee